02050235

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR AUGUST 5, 2002

P.E. 8/5/02

Nortel Inversora S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Nortel Inversora S.A.

TABLE OF CONTENTS

NORTEL INVERSORA S.A.

FREE TRANSLATION

Buenos Aires, August 5, 2002

Sirs:
Bolsa de Comercio de Buenos Aires

Ref.: Reporting Duty

Dear Sirs:

I have the pleasure to address you in connection with the mediation meetings for which the Company, its Directors and the members of the supervisory committee received notice corresponding to the "Farallon Telco Argentina LLC c/Nortel Inversora S.A. and Others s/Nullification of Special Meeting" which were disclosed to you through letters dated July 15, 16, and 22 of the current year.

The objective of this letter is to inform you that on August 2, 2002 the Company that I represent was notified, by the mediator selected by the defendants, Dra. María Rosa Fernández Lemoine, of the mediation meeting scheduled for August 8, 2002, at 2:30 p.m.

Also, please be informed that the Directors Máximo Bomchil, Christian Chauvin, Laurent Mialet, Franco Bertone , Franco Livini, Oscar Cristianci, and the Syndics Néstor J. Belgrano, Gustavo A. de Jesús and Dra. María Rosa Villegas Arévalo were notified of the above-mentioned mediation meeting, through written notification at their respective domiciles, in their role as directors and syndics, respectively.

Without anything further, I attentively greet you.

Mária Elvira Cosentino
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTEL INVERSORA S.A.

Date: August 5, 2002

By: ______________________
Name: Maria Elvira Cosentino
Title: General Manager and Sole Officer